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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers Six Commercial and Eight Executive Jets in 1Q22

São José dos Campos - Brazil, April 19, 2022 – Embraer (NYSE: ERJ; B3: BOVESPA: EMBR3) delivered a total of 14 jets in the first quarter of 2022, of which six were commercial aircraft and eight were executive jets (six light and two large). As of March 31, the firm order backlog totaled USD 17.3 billion.

Embraer delivered 56 Phenom 300 series light jets in 2021, signaling a decade of product excellence and market dominance. The Phenom 300 series has had an annual average of 50 aircraft delivered per year since entering the market in December 2009. In the first quarter of 2022, Executive Aviation sales continue to grow.

In the Defense segment, Embraer signed two contracts with the Brazilian Army. The first for the Army’s acquisition of four additional SABER M60 radar units, in its 2.0 version, and the second for the development and deployment of Phase Two of the Army's Strategic Program for the Integrated Border Monitoring System (SISFRON).

In the Services and Support segment, Embraer signed a comprehensive long-term services agreement with Air Peace to support the airline's fleet of E195-E2 and ERJ 145 jets. The contract includes access to the Pool Program, which includes component exchange and repair services for hundreds of items on Air Peace's Embraer aircraft, and the installation of Ahead-Pro (Aircraft Health Analysis and Diagnosis - PROgnosis) in the E195-E2 company's fleet. In addition, Embraer signed a long-term contract extension for the Pool Program with German Airways.

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Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**565**	**3**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	-	3
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	**172**	**172**	**-**
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	4	4	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	20	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Aldus (Ireland)	4	4	-
NAC / Jetscape (USA)	2	2	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	**20**	**17**	**3**
Aercap (Ireland)	5	5	-
Air Kiribati (Kiribati)	2	1	1
Aircastle (USA)	2	-	2
Helvetic (Switzerland)	8	8	-
Wideroe (Norway)	3	3	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	**201**	**35**	**166**
Aercap (Ireland)	45	12	33
Air Peace (Nigeria)	13	5	8
Aircastle (USA)	23	6	17
Azorra (USA)	20	-	20
Azul (Brazil)	51	-	51
Binter Canarias (Spain)	5	5	-
Helvetic (Switzerland)	4	4	-
ICBC (China)	10	3	7
Porter (Canada)	30	-	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations